USG Corporation
550 West Adams Street
Chicago, IL 60661-3676
312 436-4000
Fax: 312 672-4093

Founded in 1902
September 14, 2010
By EDGAR and Telecopier (703-813-6968)
Mr. Terence O’Brien
Accounting Branch Chief
Securities and Exchange Commission
1 Station Place, N.E.
Washington, D.C. 20549

Re:	USG Corporation
Form 10-K for the Fiscal Year Ended December 31, 2009
Form 10-Q for the Fiscal Quarter Ended June 30, 2009
Definitive Proxy filed April 1, 2010
File No. 1-08951
Dear Mr. O’Brien:
Set forth below are our responses to the comments of the staff of the Division of Corporation Finance, contained in your letter dated August 31, 2010, with respect to the above-referenced USG Corporation filings. For your convenience, we have repeated the staff’s comments in bold face italics immediately prior to our responses.
Form 10-K for the Fiscal Year Ended December 31, 2009
Item 15. Exhibits and Financial Statement Schedules, page 92
1.
We note that you have not filed all of the schedules, exhibits and appendices to Exhibits 10.11, 10.12, 10.13, 10.39 and 10.44. Please file complete versions of these exhibits, including all of the schedules, exhibits, appendices and any other attachments thereto, with your next periodic report or on a current report on Form 8-K. In addition, we note that you filed Exhibit 10.11 without any signatures pages. Please include all of the fully executed signature pages when you re-file this exhibit.

We will file complete versions of the documents filed as Exhibits 10.11, 10.12, 10.13, 10.39 and 10.44 to our 2009 Annual Report on Form 10-K, including all of the schedules, exhibits, appendices and any other attachments to those documents, with our Quarterly Report on Form 10-Q for the quarter ending September 30, 2010. Some of the exhibits, schedules, appendices and other attachments contain confidential information that is not material. We will request confidential treatment of that information.

Mr. Terence O’Brien

There are no signature pages to Exhibit 10.11, our Second Amended and Restated Credit Agreement. The second amendment and restatement was effected pursuant to a separate, executed Second Amendment and Restatement Agreement. Although we do not believe that separate agreement is material, we will file it as an exhibit to the third quarter 10-Q.
Form 10-Q for the Fiscal Quarter Ended June 30, 2010
Note 15 — Litigation, page 20
2.
You disclose that you recorded a reserve in connection with the Chinese-manufactured wallboard lawsuits. In future filings please do not refer to the amount you recorded as your loss contingency as a “reserve.” ASC 450-20-50-1 states that the term “reserve” shall not be used for an accrual made pursuant to paragraph 450-20-25-2. Furthermore, in future filings please disclose the amount accrued related to the wallboard lawsuits.

In future filings, we will use the term “accrual” rather than “reserve” to refer to our accrual for the estimated liability arising from Chinese-manufactured wallboard litigation. In our Quarterly Report on Form 10-Q for the quarter ending September 30, 2010, we will disclose the amount of the accrual as of the end of that quarter. We will continue to disclose the amount of that accrual as long as the amount is considered material.
3.
If you meet the criteria set forth in ASC 275-10-50-8, ASC 275-10-50-9 requires disclosure of an indication that it is at least reasonably possible that a change in your estimate of your probable liability could change in the near term. The disclosure should also include an estimate of the possible loss or range of loss, or state that such an estimate cannot be made. Please revise future filings accordingly. Refer to ASC 450-20-50-2 for guidance.

We have considered the criteria of ASC 275-10-50-8 and ASC 275-10-50-9 when preparing our past disclosures regarding Chinese-manufactured wallboard litigation. We believe that our disclosures have conformed with those requirements. If we conclude in the future that it is reasonably possible that the estimate of potential loss will change in the near term due to future confirming events and that the effect of the change would be material, we will disclose that fact and an estimate of the possible loss or range of loss, or state that such an estimate cannot be made.
Definitive Proxy Statement Filed April 1, 2010
Compensation of Executive Officers and Directors, page 19
Compensation Discussion and Analysis, page 19
Elements of Total Compensation, page 26
Annual Incentive, page 26
4.
In future filings, please either disclose the amount of the target opportunity for each named executive officer or provide a cross-reference to this information if it is included in the Grants of Plan-Based Awards table.

The amount of the annual incentive target opportunity for each named executive officer is included under the heading “Estimated Possible Payouts Under Non-Equity Incentive Plan Awards” in the Grants of Plan-Based Awards Table. We will cross-reference to this information in future proxy statements.

Mr. Terence O’Brien

5.
With a view towards future disclosure, please tell us what the focus targets were for each named executive officer for 2009. Please also tell us how the focus targets were weighted for each named executive officer. In this regard, we note that it appears that the weighting for each officer would depend on whether five or six targets were assigned and thus would not necessarily be 10%. In providing us with this information, please show us how you calculated the actual 2009 award amount shown in the Summary Compensation Table for one of the named executive officers.

For 2009, all named executive officers had six focus targets (one other executive officer had five) and each had a 10% weighting. Working Capital, L&W Supply Operating Profit, Business Unit Gross Profit, Wallboard Spread and EBITDA were focus targets for all named executive officers other than Mr. Khan, for whom Customer Satisfaction replaced L&W Supply Operating Profit as a focus target. Wallboard Cost was a focus target for Messrs. Metcalf, Khan and Mueller and Liquidity was a focus target for Messrs. Foote, Ferguson and Fleming.
Set forth below is the calculation of the 2009 annual incentive award amount shown in the Summary Compensation Table for Mr. Foote. The 126% of par payout with respect to the EBITDA target varies from the 130% of par payout reflected in the Compensation Discussion and Analysis due to a refinement of the calculation of achievement of that focus target. The amount of the award paid to Mr. Foote disclosed in the Summary Compensation Table reflects the refined calculation.

			Par Award		% of Par Award
Financial Segment	Weighting		(125% of Base Salary)		Earned		Award
2009 Adjusted Net Earnings	40%	x	$1,437,500	x	0	=	$0

Focus Target Segment

Business Unit Gross Profit	10%	x	$1,437,500	x	187	=	268,813

Working Capital	10%	x	$1,437,500	x	0	=	0

Wallboard Spread	10%	x	$1,437,500	x	81	=	116,437

L&W Supply Operating Profit	10%	x	$1,437,500	x	0	=	0

Average quarterly liquidity	10%	x	$1,437,500	x	150	=	215,625

EBITDA	10%	x	$1,437,500	x	126	=	181,125

Total Award							$782,000
Summary Compensation Table, page 32
6.
Please confirm that you used FASB ASC Topic 718 to compute the aggregate grant date fair value of the stock and option awards reported in the table. Please refer to Item 402(c)(2)(v) and (vi) of Regulation S-K. In addition, in future filings please disclose that you have used FASB ASC Topic 718 to compute the aggregate grant date fair value of any reported stock and option awards.

Mr. Terence O’Brien

We used FASB ASC Topic 718 to compute the aggregate grant date fair value of the stock and option awards reported in the Summary Compensation Table. In future proxy statements, we will disclose that we used FASB ASC Topic 718 to compute the aggregate grant date fair value of those awards.
7.
In future filings, please do not include years-of-service information in the Summary Compensation Table. The format of the table does not permit such disclosure. Please refer to Item 402(c) of Regulation S-K. If you choose, you may include years-of-service information in a footnote to the table.

We will not include years-of-service information in the Summary Compensation Table in future proxy statements.
We acknowledge that:
•	the company is responsible for the adequacy and accuracy of the disclosure in the filings;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Please do not hesitate to call me at (312) 436-4282 or Ellis Regenbogen at (312) 436-5978 if you wish to discuss our responses to the staff’s comments.

Sincerely,
/s/ Richard H. Fleming
Executive Vice President and
Chief Financial Officer

cc: Tracey McKoy Ellis A. Regenbogen